

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Gary Wang
Chief Executive Officer
China Customer Relations Centers, Inc.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-tech Zone, Taian City
Shandong Province
People's Republic of China 271000

> **Re: China Customer Relations Centers, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 5, 2015**
> **File No. 333-199306**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated November 10, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Industry and Market Background, page 2

1.   Regarding your revisions in response to prior comment 6, we note that you removed the names of SNL Financial, KPMG, Euromonitor International, CNNIC, and iResearch but retained their data in your disclosure. It is unclear how referring to the source of the data as "private research" allows a prospective investor to assess the validity of such data. Please advise, or revise to name the third-party data providers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

General

2.   We note your response to prior comment 16 that the senior accounting member who is responsible for preparing and supervising the preparation of your financial statements was the CFO of a NASDAQ-traded, China-based company. Please tell us the name of this company and explain further this individual's role in the preparation of this company's financial statements.

Factors Affecting Revenues, page 40

3.   You state in your response to prior comment 23 that you measure your success by the ability to retain clients and by the expansion of services provided to clients. Please tell us what consideration you gave to disclosing how you assess client retention and any key metrics you use to assess client retention for current and prior periods for which financials are provided. Also, consider disclosing how you have used the expansion of services as a measure of your success and any related material metrics that management uses to manage the business.

Related Party Transactions

Transactions with Related Persons, page 76

4.   Regarding the added footnote (1) in response to prior comment 35, please disclose the amount of interest paid and the rate of interest. Refer to Item 404(a)(5) of Regulation S-K.

5.   You disclose the largest principal balance your related party loans in the aggregate in your tables on pages 77 in response to prior comment 36. The disclosure requirement of Item 404(a)(5) of Regulation S-K, however, applies to each individual loan. Therefore, please disclose the largest principal amount outstanding for each loan since the beginning of your 2012 fiscal year.

Principal and Selling Stockholders, page 78

6.   We note your revisions in response to prior comment 39. It appears that the selling shareholders acquired an interest in your business prior to the reorganization when they exchanged shares of Beijing Taiying for shares of the issuer. Please further clarify in your disclosure how these interests were acquired.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.   We note your response to prior comment 46. Please revise your disclosures on page F-10 to incorporate some of the information provided in your response. In this regard, please clarify that revenue for inbound calls is recognized in the same period the service is provided. Further, please clarify that for outbound calls the fee is determined on a per-call basis where you receive a basic standard fee for each call plus an extra fee for successfully selling a product or completing a survey.

Item 16. Exhibits and Financial Statement Schedules, page II-1

8.   For exhibits 10.8 through 10.12 that are summary translations of loan agreements, please include a description of the terms that have been omitted or abridged. Refer to Securities Act Rule 403(c)(3)(ii).

Exhibits 10.13 and 10.14

9.   We note that you have not included the appendices to these agreements. Please file complete copies of your agreements or advise.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via E-mail
        Bradley A. Haneberg, Esq.
        Haneberg, PLC